Exhibit 99.1

VIA optronics AG Reports Preliminary Unaudited Second Quarter 2022 Revenue

Total Q2 2022 revenue expected to increase of approximately 10% year-over-year, exceeding prior guidance

Nuremberg, Germany: September 20, 2022 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of interactive display systems and solutions, today announced preliminary revenue for the second quarter ended June 30, 2022.

Jürgen Eichner, CEO and founder of VIA optronics AG commented, “We are pleased to announce another quarter of strong year-over-year revenue growth, despite challenging market conditions caused by global component shortages. Furthermore, we remain encouraged by the strong demand for VIA’s solutions as we continue to capitalize on the expansion in each of the market segments that we serve.”

VIA anticipates second quarter 2022 total revenue of approximately €48 million, exceeding the previously issued guidance of €40 million to €45 million, an increase of approximately 10%, compared to €43.7 million in the second quarter of 2021. The Company continues to implement the necessary portfolio adjustments and internal measures to improve its profitability and cash flow with various cost savings and performance improvement projects expected to take effect during the second half of the year.

Participation at the Berenberg and Goldman Sachs Eleventh German Corporate Conference

Jürgen Eichner, Chief Executive Officer and Founder, and Dr. Markus Peters, Chief Financial Officer, will participate at Berenberg and Goldman Sachs Eleventh German Corporate Conference on Wednesday, September 21, 2022, and will host one-on-one meetings with investors.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness.

We have not provided a reconciliation of our non-IFRS financial measures to their most directly comparable IFRS measures in this press release because we have not yet finalized the specific items required to reconcile our non-IFRS financial measures to their most directly comparable IFRS financial measures. Accordingly, a reconciliation of the non-IFRS financial measures to the corresponding IFRS measures is not available without unreasonable effort.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact:

Investor Relations for VIA optronics:
Lisa Fortuna

Sam Cohen
Alpha IR Group

VIAO@alpha-ir.com

Phone: +1 312-445-2870

Media:
Alexandra Müller-Plötz
AMueller-Ploetz@via-optronics.com
Phone: +49-911-597 575-302